Exhibit 19.1

Core Policy

SUBJECT

Trading in Company Securities

POLICY

Insider Trading. Federal and state securities laws prohibit individuals from trading in the securities of a company while they are in possession of material information about that company that is not generally known or available to the public. Such trading is often referred to as "insider trading." The purpose of this Trading in Company Securities Policy is to prevent insider trading and to protect the reputation for integrity and ethical conduct of H.B. Fuller Company.

All employees are prohibited from purchasing or selling Company stock, directly or indirectly, or telling, tipping or encouraging others to purchase or sell Company stock, while in possession of material nonpublic information. Material information is generally considered information that a reasonable investor would consider important in making a decision as to whether or not to buy, hold or sell a security.

This same prohibition applies to the stock of other companies. If you obtain material nonpublic information about suppliers, customers, competitors or others through your work at the Company, you are prohibited from purchasing or selling stock in such companies until the information becomes public. You also are prohibited from communicating material nonpublic information to any person who does not need that information for a legitimate business purpose, or recommending to anyone the purchase or sale of securities when you are aware of material nonpublic information about the company involved. This practice, known as "tipping", also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading.

It is important to avoid speculation on the Company's stock and other practices that may appear to be based on material nonpublic information. Purchases of Company stock should be made as long-term investments. You should not engage in short selling of the Company's stock, which would reward you for downward changes in price, because, in hindsight, such sales are likely to appear to have resulted from the possession of material, nonpublic information. You should not purchase financial instruments, including prepaid variable forward contracts, equity swaps, "costless collars" and other transactions that are designed to hedge or offset any decrease in the market value of the Company's stock. You also should not engage in other speculative trading of the Company's stock, including writing or trading in options, warrants, puts or calls on the Company's stock. In addition, you should avoid frequent trading in Company stock because frequent trading also may give the appearance, in hindsight, that such sales were based on material, nonpublic information. You also should not purchase the Company's stock on margin because this is inconsistent with long-term stock ownership.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an unexpected reason), but are otherwise prohibited by this Policy, are no exception. The securities laws do not recognize such mitigating circumstances and, in any event, even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

Trading Windows and Additional Restrictions. Executive officers, members of the Board of Directors and employees designated by the General Counsel as having regular access to highly sensitive information (collectively, "Corporate Insiders"), are subject to the Company's trading window restrictions and should consult with the General Counsel prior to any transaction in Company stock by themselves or anyone in their immediate family. Other restrictions relating to Company securities may also apply to Corporate Insiders. Any such additional restrictions and responsibilities will be communicated to Corporate Insiders by the General Counsel.

Questions concerning the propriety of any action involving nonpublic information of the Company or concerning an interpretation of your responsibilities with respect to trading issues should be directed to the General Counsel. An employee must not attempt to resolve these questions on his or her own.

Transactions Under Company Plans

Stock Option Exercises. The trading restrictions under this policy apply to any sale of stock as part of a broker-assisted cashless exercise of an option, or any market sale for the purpose of generating the cash needed to pay the exercise price of an option. However, the restrictions do not apply to the simple exercise of an employee stock option if the stock received from the option exercise is not sold.

401(k) Plans. The trading restrictions under this policy do not apply to purchases of Company stock in the 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. However, the policy restrictions do apply to certain elections you may make under the 401(k) plan, including (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund,

(c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (d) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.

You should remember that you bear the ultimate responsibility for adhering to this policy and avoiding improper trading. A violation of a law or this core policy may result in Company discipline, up to and including termination of your employment. Supervisory personnel who fail to take appropriate steps to prevent illegal trading may be penalized personally. In addition to these sanctions, the consequences of illegal insider trading and tipping include criminal prosecution, including prison terms and fines and/or civil penalties.

SCOPE

All directors, executive officers and employees of H.B. Fuller Company ("Company") and all of its subsidiaries, including joint ventures where H. B. Fuller Company, or one of its subsidiaries, maintains control.

INTERPRETATIONS AND ILLUSTRATIONS

Definitions:

Material information: is any information that might be considered important by an investor in determining whether or not to trade in the Company's stock or that could affect the market price. Examples of information that may be deemed "material" include financial information about the Company in general or about a strategic business unit of the Company, an important product development, a potential acquisition or merger, earnings projections or plans for the entry into a new line of business, loss of key management, or an external development which could have a significant affect on the Company or its operations.

Nonpublic information: is any information that has not been generally disclosed to the marketplace. Because our shareholders and the investing public should be afforded a reasonable amount of time to receive the information and act upon it, as a general rule you should not engage in any transaction until the second business day after the information has been released.

Fair Disclosure: Because the Company is required by law to avoid the selective disclosure of material nonpublic information, the Company has established procedures for the release of information. See Confidential Information Core Policy and Corporate Disclosure Policy. Employees must conduct themselves in a manner that prevents accidental disclosure of nonpublic information. If material nonpublic information has been disclosed accidentally, immediately contact the General Counsel.

REFERENCES

Code of Business Conduct

Confidential Information Core Policy

Corporate Disclosure Policy Conflicts

of Interest Core Policy

Effective Date: August 2023

ADDENDUM TO H.B. FULLER COMPANY

TRADING IN COMPANY SECURITIES POLICY

Additional Requirements and Responsibilities for Corporate Insiders

A.    Purpose. This Addendum supplements the H.B. Fuller Company Trading in Company Securities Policy and applies to H.B. Fuller Company (together with its direct and indirect subsidiaries, the “Company”) directors and executive officers as well as to other officers and key employees designated by the General Counsel. These people are subject to both the general requirements of the Trading in Company Securities Policy as well as to additional procedures and requirements described below to help prevent inadvertent violations of federal securities laws, to avoid even the appearance of impermissible insider trading, and to facilitate their compliance with certain legal requirements not applicable to Company employees generally.

B.         Persons Covered.

1. Directors and Section 16 Officers. All provisions of this Addendum apply to the directors and officers of the Company subject to Section 16 of the Securities Exchange Act (referred to herein as “Section 16 Officers”).

2. Other Officers and Key Employees. Designated provisions of this Addendum apply to the other designated officers and key employees of the Company. These other officers and key employees, whose duties cause them to regularly have access to material nonpublic information about the Company, will be notified by the General Counsel that they are subject to this Addendum.

3. Related Parties. If you are covered by paragraph B.1 or B.2, then this Addendum also applies to the same extent to other individuals living in your household, including your immediate family members, and to any other person or entity, including a trust, corporation, partnership or other association, whose transactions in Company securities are directed by you or are subject to your influence or control.

The individuals and entities described in paragraphs B(1), B(2) and B(3) above are collectively referred to as “Corporate Insiders.”

C.         Trading Window for all Corporate Insiders

If you are a Corporate Insider, you may only purchase, sell or otherwise trade Company securities during the period beginning on the second business day following the public release of the Company’s financial results for a fiscal quarter and ending two weeks before the end of each fiscal quarter. If a Corporate Insider wishes to trade outside of a trading window period, the person may do so only if he or she is not then aware of any material nonpublic information and has obtained the advance approval of the General Counsel. In addition, before directors and Section 16 Officers may trade inside or outside of any trading window period, they must comply with the notification and pre-clearance procedures described below.

D.         Required Preclearance of Trades

1. Notices of Intended Transaction and Requests for Approval. If you are a director or Section 16 Officer, you may not engage in any transaction or gift involving Company securities without first obtaining pre-clearance of that transaction from the Company’s General Counsel. Prior to initiating any transaction or gift in Company securities, you must notify and obtain pre-clearance from the General Counsel during a permitted trading period.

2. Clearance to Proceed with a Transaction. Clearance in response to a request for approval will generally be valid until the end of the current permitted trading period, unless an earlier deadline is imposed by the General Counsel.

E.         Additional Restrictions on Trading by Directors and Section 16 Officers

1. Restricted Transactions. Directors and Section 16 Officers are also prohibited from engaging in the following transactions with respect to Company securities:

●	Purchasing Company securities on margin, holding Company securities in a margin account, or otherwise pledging Company securities;

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“Short sales” of Company securities (selling securities not owned at the time of sale) and “sales against the box” of Company securities (sale of securities which you do own but which you do not promptly deliver after the sale);

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Buying or selling warrants, options, puts or calls on Company securities, or entering into prepaid variable forward contracts, equity swaps, “costless collars” or other transactions that are designed to hedge or offset any decrease in the market value of Company securities;

●	Engaging in limit orders or other pre-arranged transactions that execute automatically, except for “same-day” limit orders and approved 10b5-1 plans.

2. Short-swing Trading Restrictions. Directors and Section 16 Officers of the Company must also comply with the reporting obligations and limitations on short-swing trading transactions imposed by Section 16 of the Securities Exchange Act of 1934. Among other things, Section 16 requires directors and Section 16 Officers to pay over to the Company any profit realized from any purchase and sale (in either order) of Company securities that occur within six months of each other. Section 16 and its related rules are very complex, and the Company will provide guidance related to compliance with Section 16 and its related rules to all Directors and Section 16 Officers. Please see the document titled “Section 16 Reminders” which is provided to all new directors and Section 16 Officers for additional information on Section 16 compliance.

F.         Exceptions for Approved 10b5-1 Plans

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a 10b5-1 plan must be entered into during a permitted trading period and when you are not aware of material nonpublic information. The plan must either specify (including by formula) the amount, pricing and timing of the transactions in advance or delegate discretion on those matters to an independent party. The plan must also adhere to all other requirements applicable to 10b5-1 plans under Securities and Exchange Commission regulations, including with respect to cooling off periods, limitations on overlapping plans and single-trade plans, and certifications.

Transactions by Corporate Insiders in Company securities that are executed pursuant to a 10b5-1 plan approved in advance by the General Counsel are not subject to the prohibition on trading on the basis of material nonpublic information or the restrictions in this Addendum relating to the pre-clearance approval process or window periods. If the General Counsel has approved a 10b5-1 plan for a Corporate Insider, all proposed modifications to the approved 10b5-1 plan, including the proposed termination of the approved 10b5-1 plan, must be provided to and reviewed by the General Counsel prior to implementation. Once a 10b5-1 plan has been adopted and approved by the General Counsel, a Corporate Insider must not exercise any influence over the securities subject to the plan, including the amount of securities to be traded, the price at which they are traded or the date of the trade.

Once the plan is adopted, you must not exercise any influence over the securities subject to the plan, including the amount of securities to be traded, the price at which they are traded or the date of the trade.

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